Exhibit 99.3

TRIM HOLDING GROUP

CORPORATE GOVERNANCE AND
NOMINATING COMMITTEE PROCEDURE

Purpose

The Corporate Governance and Nominating Committee (the "Committee") is appointed by the Board of Directors of Trim Holding Group to: (1) identify individuals qualified to serve as members of the Board of Directors and, where appropriate, recommend individuals to be nominated by the Board of Directors for election by the stockholders or to be appointed by the Board of Directors to fill vacancies consistent with the criteria approved by the Board; (2) develop and periodically review and assess a set of corporate governance guidelines applicable to the Company and make appropriate recommendations to the Board for adoption and, where appropriate, modification of such principles; (3) recommend to the Board of Directors the compensation of Directors; (4) take a leadership role in shaping the corporate governance of the Company; and (5) oversee an annual evaluation of the performance of the Board of Directors.

Committee Membership

At the first meeting of the Board of Directors following each Annual Meeting of Stockholders, the Board, after receiving the recommendations of the Committee, shall appoint the members of the Committee and shall determine the Chairperson of the Committee, each to serve at the pleasure of the Board. Committee members shall not have a fixed term. The Committee shall consist of no fewer than two members, including the Chairperson. Each member of the Committee shall be independent under the listing standards of the New York Stock Exchange.

Procedures

The Committee shall meet as often as it determines, but not less than once a year. The Committee may request any officer or employee of the Company to attend a meeting of the Committee or to meet with any director search firm it employs. After the Committee meets or otherwise takes action, it shall, as soon as practicable, make a report of its activities at a meeting of the Board.

The Committee may form and delegate authority to subcommittees when determined by the Committee to be necessary or appropriate.

Committee Authority and Responsibilities

The Committee shall have the authority, to the extent it deems necessary or appropriate, to conduct investigations and to retain compensation or other consultants as well as search firms for Director candidates. The Committee may authorize and direct the payment of compensation by the Company to any such firm and the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board. The Committee shall annually evaluate the Committee's own performance.

Directors

  Board Candidates. The Committee shall identify candidates who are eligible under the qualification standards set forth in the Corporate Governance Guidelines to serve as members of the Board of Directors and, after consultation with the Chairman of the Board, recommend candidates to be nominated by the Board of Directors for election by the stockholders or to be appointed by the Board of Directors to fill vacancies.
  In evaluating a Director in anticipation of nomination for reelection to the Board, the Committee shall review the independence of the Director.
  Review of Board Membership Criteria. Periodically, the Committee shall review the Board's criteria for selecting new Directors and nominating incumbent Directors for re-election as set forth in Trim Holding Group’s Governance Guidelines and recommend to the Board appropriate changes.

Operation of the Board

  Size and Structure of the Board and Election of Directors.
  Periodically, the Committee will evaluate and make recommendations to the Board of Directors concerning the size and structure of the Board and Committees thereof and the manner of election of Directors.
  Compensation of Directors. Periodically, but not less than every two years, the Committee shall review the compensation of the Directors, including benefits, for their service as Directors and make a recommendation to the Board. The Committee shall also monitor the amount of compensation proposed to be paid to any Director and its effect on Director independence.
  Committees. Periodically, the Committee shall evaluate and make recommendations to the Board regarding the nature and duties of the

Board's Committees. The Committee shall be responsible, after consultation with the Chairman of the Board and other Directors, for the recommendation to the Board of assignment of Board members to Committees and, where applicable, the designation of Chairpersons.

Corporate Governance of the Company

  General Corporate Governance. The Committee shall periodically review corporate governance trends and, where appropriate, make recommendations to the Board of Directors on the governance of the Company.
  Governing Documents. Periodically, the Committee shall review the principal corporate governance documents of the Company, including the Certificate of Incorporation, Bylaws, and Committee Charters, and make appropriate recommendations to the Board for modifications in such documents.
  Corporate Governance Guidelines. The Committee shall develop, and periodically review in order to recommend to the Board changes in, a set of corporate governance guidelines and a code of ethics applicable to Directors, officers and employees. The Committee shall recommend to the Board guidelines for determining Director independence. The Committee shall oversee Director orientation and education programs.
  Board Evaluations. Through a formal survey or other appropriate means, the Committee shall lead the Board through an annual self-evaluation process to determine whether it and its committees are functioning effectively. As soon as possible following completion of each annual self- evaluation, the Committee shall report the results of the self-evaluation process to the Board.

Other

  Other. The Committee shall be responsible for any other matters expressly delegated to the Committee by the Board from time to time.